Exhibit (a)(24)

To:

All Midwest and Skyway Airlines Employees

Date:

April 5, 2007

From:

Timothy E. Hoeksema

Subject:

Media Reports and Employment Ads Related to AirTran

As you no doubt have seen or heard, the media have extensively reported on AirTran Holdings’ announcement that it has revised the terms of its unsolicited exchange offer. Although most of these news reports have simply stated the facts, some have provided commentary consisting of the opinions of various aviation consultants, financial analysts, fund managers and shareholders.

The opinions provided by these individuals are simply that – their views based on their own experience and personal interests. Since they have absolutely no inside knowledge of our operations, strategies or our board’s deliberations, their opinions can only be considered to be speculation and conjecture.

You may have also noticed that AirTran has been running classified ads in the jobs section of the Milwaukee Journal/Sentinel. These ads give the impression that AirTran is actively engaged in the immediate hiring of employees in the Milwaukee area. But the fact is, AirTran’s Web site lists no current job openings in Milwaukee. These classified ads seem to be an attempt to frighten employees and confuse the public.

Although AirTran’s recent action to increase the offer price and extend the tender period might be unsettling, it was not unexpected. As with previous offers, our board will review and consider AirTran’s most recent offer in consultation with its advisors and make a recommendation to shareholders no later than April 13. In the meantime, it is important we stay focused on running our airline to ensure that customers receive the service they expect and shareholders the value they demand. Please be assured that I will keep you updated as there is news to report.